UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of the Issuer)

HANDY & HARMAN LTD.

HANDY & HARMAN GROUP LTD.

SLI ACQUISITION CO.

SL INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.20 PER SHARE

(Title of Class of Securities)

784413106

(CUSIP Number of Class of Securities)

Jack L. Howard	William T. Fejes
Steel Partners Holdings L.P.	SL Industries, Inc.
590 Madison Avenue, 32nd Floor	520 Fellowship Road, Suite A114
New York, New York 10022	Mount Laurel, New Jersey 08054
(212) 520-2300	(856) 727-1500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Steve Wolosky, Esq.	Alan Perkins, Esq.
Olshan Frome Wolosky LLP	Evan Stone, Esq.
1325 Avenue of the Americas	Gardere Wynne Sewell LLP
New York, New York 10019	3000 Thanksgiving Tower
(212) 451-2300	1601 Elm Street, 26th Floor
Dallas, Texas 75201-4761
(214) 999-3000

This statement is filed in connection with (check the appropriate box):

a.             ☐             The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.             ☐             The filing of a registration statement under the Securities Act of 1933.

c.             ☐             A tender offer.

d.             ☐             None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$163,244,295.00	$16,438.70

*                                          Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of SL Industries Inc. (the “Company”), at a purchase price of $40.00 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 3,969,560 issued and outstanding shares of common stock of the Company, multiplied by $40.00 per share; (ii) 125,890 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $40.00 per share, multiplied by $16.77 per share (which is equal to the difference between $40.00 and $23.23, the weighted average exercise price of such options); (iii) 43,768 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $40.00 per share; and (iv) 15,000 restricted shares of common stock of the Company, multiplied by $40.00 per share. The foregoing numbers of shares of common stock, options, restricted stock units and restricted shares of common stock have been provided by the issuer to the offeror and are as of the close of business on April 19, 2016, the most recent practicable date. The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $163,244,295.

**                                    The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the transaction valuation by 0.0001007.

☒                                    Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $16,438.70	Filing Party: Handy & Harman Ltd., Handy & Harman Group Ltd. and SLI Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: April 21, 2016

This Amendment No.1 amends and supplements the Schedule 13E-3 Transaction Statement, filed with the Securities and Exchange Commission  (the “SEC”) on April 21, 2016 (as amended or supplemented from time to time, the “Schedule 13E-3”),  by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), and SL Industries, Inc., a Delaware corporation (the “Company”), relating to the offer by Parent, Purchaser and Acquisition Sub, disclosed in a Tender Offer Statement under cover of Schedule TO, filed with the SEC on April 21, 2016, as amended from time to time, to purchase all of the Company’s issued and outstanding Shares, upon the terms and subject to the conditions set forth in the offer to purchase filed with the SEC on April 21, 2016 (as amended from time to time, the “Offer to Purchase”). Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meanings given to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Item 9.           Reports, Opinions, Appraisals and Negotiations.

Item 9(b) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“(b)         Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.”

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

HANDY & HARMAN LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
	Name:	William T. Fejes, Jr.
	Title:	President and Chief Executive Officer

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